UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 23 May 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields Limited
Incorporated in the Republic of South Africa)
Registration Number 1968/004880/06)
JSE, NYSE, DIFX Share Code: GFI
ISIN: ZAE000018123
"Gold Fields" or “the Company”)
RESULTS OF ANNUAL GENERAL MEETING OF GOLD FIELDS LIMITED HELD ON 22 MAY
2018 AND CHANGES TO THE DIRECTORS
Shareholders are advised that at the Annual General Meeting of Gold Fields
Limited held on Tuesday 22 May 2018, the ordinary and special resolutions, as well as advisory endorsement of the company’s remuneration policy, as set out in the notice of the annual general meeting dispatched to shareholders on 23 March 2018 were passed, on a poll, by the requisite majorities.

Details of the results of the voting are as follows:

Total issued share capital:
Total number of shares present/
represented including proxies at the meeting:
701 334 127
821,532,707

being 85% of the total votable shares
Ordinary
resolutions
Number of
shares
voted
Shares
voted for:
Shares
voted
against:
Shares
abstained
:
1.Re-appointment
of auditors
639 977 164
624 095 818
15 881 346
61 356 963
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
total
issued
shares
100%
97,52%
2,48%
7,47%
2.1 Re-election
of a director:
CA Carolus
699 910 128
698 883 101
1 027 027
1 423 999
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
total
issued
shares
100%
99.85%
0,15%
0,17%
2.2 Re-election
of a director:
RP Menell
699 907 104
698 978 585
928 519
1 427 023
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of
total
issued
shares

85.20% 99.87% 0.13% 0.17%

2.3 Re-election
of a director:
SP Reid

699 903 082

698 870 286

1 032 796

1 431 045
of total
issued
shares
%99.85 of
total
issued
shares
%0.15 of
total
issued
shares
% 0.17 of
total
issued
shares
100% 99.93% 0.07% 0.11%
3.1. Re-election
of Audit
Committee
member: YGH
Suleman
699 931 569 699 576 429 355 140 1 402 558
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
total
issued
shares
100% 99.95% 0.05% 0.17%
3.2. Re-election
of a member of
the Audit
Committee: A
Andani
699 929 121 699 594 473 334 648 1 405 006
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
total
issued
shares
100% 99.95% 0.05% 0.17%
3.3 Re-election
of a member of
the Audit
Committee: PJ
Bacchus
699 908 172 699 576 233 340 939 1 425 955
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of
total
issued
shares
100% 99.95% 0.05% 0.17%
3.4 Re-election
of a member of
the Audit
Committee: RP
Menell
699 913 365
% of total
697 853 211
2 060 154
1 420 762
issued
shares
% of total
issued
shares
% of total
issued
shares
% of
total
issued
shares
100% 99.71% 0.29% 0.17%
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of
total
issued
shares
100% 99.30% 0.70% 0.11%
4. Approval for
the issue of
authorised but
unissued
ordinary shares
699 777 267
621 643 289
78 133 978
1 556 860
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
total
issued
shares
100% 88.83% 11.17% 0.19%

Special
resolutions
Number of
shares
voted
Shares
voted
for:
Shares
voted
against:
Shares
abstained:
1.Approval for
the issuing of
equity
securities for
cash
699 737 922
622 442 338
77 295 584 1 596 205
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
% of total
issued
shares
100% 88.95% 11.05% 0.19%
Advisory
endorsement of
the remuneration
policy
692 241 930
664 950 888
27 291 042
9 092 197
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
shares
voted
100% 96.06% 3.94% 1.11%
2. Approval for
the remuneration
of non-executive
directors
699 611 130
686 586 098
13 025 032
1 722 997
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 98.14% 1.86% 0.21%
3. Approval for
the Company to
grant inter-
group financial
assistance in
terms of section
44 and 45 of the
Act
699 618 163
691 994 664
7 623 499
1 715 964
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of total
issued
shares
100% 98.91% 1.09% 0.21%
4. Acquisition
of the Company’s
own shares
699 827 936 699 364 508 463 428 1 506 191
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
shares
voted
100% 99.93%% 0.07%% 0.18%
5.Approval of
the Amendment of
the Gold Fields
Limited 2012
Share Plan
699 382 557
656 869 433
42 513 124
1 951 570
% of total
issued
shares
% of shares
voted
% of
shares
voted
% of
shares
voted
100% 93.92% 6.08% 0.24%

Over 85% of votable shares were represented at the AGM.

The special resolutions will be filed with the Companies and Intellectual
Property Commission in accordance with the requirements of the Companies
Act, No 71 of 2008.

The Board has taken a decision to put Gold Fields Group’s audit work from the 2018 financial year onwards out for tender.

In terms of paragraph 3.59 of the JSE Limited’s Listings Requirements, shareholders are advised that Don Ncube, who is the current Chair of the
Social, Ethics and Transformation Committee, has retired as a non-
executive director of the Gold Fields Board of Directors (“the Board”),
with effect from this AGM. The Board would like to thank Mr Ncube for his valuable contribution to the Company over the past 15 years and wish him everything of the best in his future endeavours.

Dr Carmen Letton will serve as the new Chair of the Social, Ethics and
Transformation Committee with effect from this AGM.

23 May 2018
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 23 May 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer